UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 )*

Under the Securities Exchange Act of 1934

China New Borun Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

16890T105
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890T105

1	Names of Reporting Persons Star Elite Enterprises Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -2,723,787-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -2,723,787-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -2,723,787-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) CO

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CUSIP No. 16890T105

1	Names of Reporting Persons Ping Chen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -2,723,787-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -2,723,787-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -2,723,787-

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) IN

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SCHEDULE 13G

Item 1(a)	Name of Issuer: China New Borun Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: Bohai Industrial Park, Yangkou Town, Shouguang, Shangdong, 262715 People’s Republic of China

Item 2(a)	Name of Person Filing: Star Elite Enterprises Limited (the “Record Holder”) Ping Chen
Item 2(b)	Address of Principal Business Office: 18th Floor, 21st Century Tower, 210 Century Avenue, Shanghai China 200120
Item 2(c)	Place of Citizenship: The place of organization of the Record Holder is the British Virgin Islands. Ms. Ping Chen is a citizen of Canada.
Item 2(d)	Title of Class of Securities: Ordinary Shares.
Item 2(e)	CUSIP Number: 16890T105

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(ii)(J), please specify the type of institution:____________________________.

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Item 4	Ownership.

(a) Amount beneficially owned: -2,723,787-
(b) Percent of class: 9.9%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -2,723,787-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition of: -2,723,787-
(iv) Shared power to dispose or direct the disposition of: -0-
The Record Holder is a British Virgin Islands company which is 100% controlled and owned by Ms. Ping Chen, who has sole voting power and investment control of the ordinary shares of China New Borun Corporation directly held by the Record Holder.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not Applicable

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Item 10	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2012

Star Elite Enterprises Limited

By:	/s/ Ping Chen
Name:	Ping Chen
Title:	Director

Ping Chen

By:	/s/ Ping Chen
Name:	Ping Chen

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